

OMV

03 AUG 28 AM 7:21

News Release



August 13, 20
10.30am (UK t

www.omv.com

OMV and YUKOS signed Memorandum on crude deliveries via new pipeline

OMV und YUKOS have announced today that they signed a Memorandum of Understanding on the supply of up to 5 million tons (mn t) of crude oil per annum to the Schwechat refinery of OMV by a pipeline, which is to be constructed from Bratislava in the Slovak Republic to Schwechat in Austria. The estimated investments for the project amount to EUR 28 mn.

"This memorandum represents a new step on our way of developing the long-term mutually beneficial relationship with OMV", said the acting member of the YUKOS management committee Mikhail Brudno. "When implemented, this large-scale project will enable our partners to significantly diversify crude shipments, and will allow YUKOS to increase export deliveries to the promising European market."

OMV CEO Wolfgang Ruttenstorfer: "For OMV this memorandum is of high strategic value as it clearly supports our organic growth strategy." OMV wants to double its 2001 market position by 2008 in both Refining and Marketing and Exploration and Production.

Gerhard Roiss, deputy chairman of OMV's executive board: "The cooperation will bring OMV cost advantages on both the product and logistics side". The transportation volume is set, on preliminary basis and with an option to be increased, at the level of 2 mn t of crude oil per year, which corresponds to some 20% of the processing capacity of the Schwechat refinery. The capacity of the pipeline is expected to amount to approximately 3.6 mn t per year, expandable to some 5 mn t per year through addition of pumping facilities.

The length of the future pipeline will be approximately 60 kilometers, of which 50 kilometers will pass through Austrian territory. The pipeline is planned to be commissioned by the end of 2005 with crude oil shipments beginning in January 2006 for the initial period of 10 years. The crude oil pricing is planned to be in line with that under crude supply contracts concluded by YUKOS with other refineries in the region.

Notes to editors:

YUKOS Oil Company is the largest fully privatized Russian vertically integrated oil company. Information about YUKOS is available on the websites www.yukos.ru (in Russian) and www.yukos.com (in English).

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central and Eastern Europe, OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position to 20% by 2008. OMV has international Exploration and Production activities (E&P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, and a 45% stake in the BAYERNOIL refinery

network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.

Map:

Schwechat pipeline access to Russian crude


NWO
Rotterdam
RRP
Druzhba-North
Druzhba-South
MERO
TAL
Bayern Oil
Burghausen
Bratislava
TAL
AWP
ADRIA
SPSE
JANAF
Constanta
Fos Lavera
Vienna
Bratislava
Slovnaft
Schwechat


Move & More. OMV

Forward-looking statements: Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of the companies involved. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2003** on August 19, 2003